

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

Via E-mail
Robert B. Mudd
Chairman
Smokin Concepts Development Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

> **Re: Smokin Concepts Development Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 1, 2013**
> **File No. 000-53853**

Dear Mr. Mudd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any written materials prepared by management or advisors and reviewed by the board in connection with its vote to approve the transaction.

2. Consistent with the requirements of Item 5 of Schedule 14A, please add a section that clearly discloses the interests of certain persons in matters to be acted upon regarding the proposed acquisition. This should include discussion of the interests of each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year, each nominee for election as a director, and each associate of any of the foregoing persons. Please also discuss if and how amending the articles of incorporation per proposal six will impact the interest of such persons.

3. Please provide a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval. Refer to Item 14(b)(5) of Schedule 14A.

4. Given that the holders of Bourbon Brothers Holding Company, LLC ("BBHC") membership interests will own 80% of your company following the acquisition, please include a comprehensive discussion of the past contacts, transactions or negotiations so that investors can understand how the deal was priced. Refer to Item 14(b)(7) of Schedule 14A.

5. Please discuss whether you actively explored any strategic alternatives. To the extent any other strategic alternatives were considered, such as other strategic partnerships, merger or acquisition transactions, please discuss if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.

6. Please disclose the total cost of the merger to you, including the consideration provided as part of the acquisition and any other expenses associated with the transaction, such as the cost of furnishing the information statement.

7. It appears that you may be incorporating the information required by Item 14(c)(1) by reference pursuant to Item 14(e)(2), but we are unable to locate an incorporation by reference section. Please include the information required by Item 14(c)(1) in the body of the proxy or explain why you believe this is not necessary.

8. Please disclose all of the information required by Item 14(c)(2) of Schedule 14A. We note while some of the information appears in Exhibit A, your disclosure appears incomplete. For example, please disclose management's discussion and analysis of financial condition and results of operations for BBHC. In the MD&A, please include a plan of operation for the next twelve months in which you discuss your business strategy and how you plan to implement it.

9. It appears that the information contained in the Exhibits A, B and C should be included in the main body of the proxy. Please revise accordingly or advise.

Solicitation, page 1

10. We note that proxies may be solicited personally or by mail, telephone, facsimile or email by directors, officers and employees. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Voting Rights and Votes Required, page 1

11. You state in the first paragraph on page 2 that "the Board of Directors is requesting that Proposal No. 1 be approved by" a majority of votes cast by "disinterested" shareholders. Please clarify throughout that, if true, approval of Proposal No. 1 by a majority of votes cast by "disinterested" shareholders is required. We note in this regard article 1.5 of the Acquisition Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 3

12. Please disclose the aggregate percent of shares owned by your beneficial owners and management. Refer to Item 403 of Regulation S-K.

Management, page 4

13. We note that Mr. Mudd is involved in outside business activities. Please disclose any such current activities or other sources of employment during the past 5 years. Please also disclose when Mr. Mudd began serving as your interim Chairman, Chief Executive Officer and Chief Financial Officer, and the number of hours he devotes to your business per week now and what is anticipated post-acquisition. Please update his background information to provide dates for when he began and ceased working for the various identified companies.

14. Please remove ticker symbols from the biography of J.W. Roth.

15. Please revise to remove marketing language from this section, including the statement that Mr. Tedder "has been instrumental in marking strategic introductions throughout the nonprofit world and business community, through creatively deploying contact capital from his extensive network.".

Executive Compensation, page 9

16. Please disclose the information required by Item 402(t) of Regulation S-K or explain why this is not necessary.

Proposal One, page 14

17. We note your disclosure that the "[m]aterial terms of the Acquisition Agreement include . . ." Please confirm that you disclose all material terms of your agreement here or revise to disclose.

Proposal Three, page 16

18. Please reconcile your disclosure in the first paragraph on page 16 that you approved an increase to 20 million shares of preferred with the disclosure in the third paragraph that the authorized preferred stock will increase to 10 million shares.

19. We note disclosure in the second paragraph on page 16 indicating that "if" you negotiate and enter into a definitive agreement shares may be issued upon closing. Please update here and throughout to clarify that you have signed the acquisition agreement.

20. Please disclose whether you currently have any plans, other than for the acquisition of BBHC, to issue the additional shares. In addition, clarify that you could issue such additional shares without prior shareholder approval.

21. Consistent with Section 1.11 of your acquisition agreement, please clarify that you do not intend to file a registration statement to register the issuance or resale of the shares issued.

Form of Proxy

22. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

Exhibit A

23. Please disclose BBHC's date of incorporation, as well as the date of incorporation or organization of all distinct business units.

24. Please balance this section by disclosing that BBHC has not generated revenues since inception, that BBHC's first location is still under construction, BBHC's net losses since inception, and any other material information relevant to the decision whether to approve the proposed transaction. Additionally, please substantiate your statements that the business lines provide "premium quality and exceptional value" and that the first location for Bourbon Brothers Southern Kitchen Colorado Springs will establish a "premium" location and that Bourbon Brothers Brand will establish joint ventures to leverage the brand in partnership with "premium" provides of complimentary products.

Business Units, page A-1

25. Please clarify which restaurants or businesses are currently operational and which are currently in the planning or development stage, and provide specific details about their particular stage of development. For example, we note from the risk factor on page A-4 that construction of the property and restaurant in Colorado Springs is not complete.

Please provide an estimate of the timing and cost to complete construction, as well as any additional steps required to make this restaurant operational.

26. Please disclose the related party with whom several of your business units are negotiating their anticipated ground leases.

Risk Factors of BBHC, page A-3

27. We note your disclosure in the introductory paragraph that the BBHC business plan involves a significant amount of risk, "including among other items" the risks identified in this section. We also note that these risk factors "likely are not exhaustive." Please revise this section to clarify that you have discussed all known material risks.

28. Please add a risk factor that discusses the risks of having only two officers, including the risk that, because two executive officers occupy all corporate positions, it may not be possible to have adequate internal controls or explain why such risk factor is not necessary.

29. Please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments. Also, discuss the amount of time they are able to dedicate to your business given these other business activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at 202-551-3324 or me at 202-551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Theresa Mehringer
       Burns Figa and Will, PC